Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	March 31,	December 31,
	2021	2020

ASSETS
Current Assets
Cash and cash equivalents	$4,089	$5,673
Short term deposits	20,030	30,034
Marketable securities	67,547	-
Prepaid expenses and other receivables	885	1,164
Restricted cash	79	79
Cash held with respect to CVR Agreement	1,146	1,171
Receivables for the sale of Trehalose	-	-
Total Current Assets	93,776	38,121

Non-Current Assets
Property and equipment, net	1,483	1,481
Other assets	703	756
Total Non-Current Assets	2,186	2,237
TOTAL ASSETS	$95,962	$40,358

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable trade	$347	$463
Accrued expenses and other liabilities	3,415	2,738
CVR holders	1,146	1,171
Total Current Liabilities	4,908	4,372

Non-Current Liabilities
Other long-term Liabilities	449	499
Total Non-Current Liabilities	449	499

Commitments and Contingent Liabilities

TOTAL LIABILITIES	5,357	4,871

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 0.40 ($0.11) par value: Authorized: 45,000,000 shares as of March 31, 2021 and December 31, 2020; Issued and outstanding:18,305,811 and 14,587,934 as of March 31, 2021 and December 31, 2020;	2,104	1,646
Additional paid in capital	131,009	70,361
Foreign currency translation adjustments	(1,811)	977
Accumulated deficit	(40,697)	(37,497)
TOTAL SHAREHOLDERS' EQUITY	90,605	35,487
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$95,962	$40,358

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

	For the three months ended
	March 31,
	2021	2020

Revenues	$-	$-

Operating expenses:
Research and development expenses	2,497	1,263
General and administrative expenses	1,305	633
	3,802	1,896

Operating loss	(3,802)	(1,896)

Other income, net	602	1,102

Net (loss)	(3,200)	(794)

Other comprehensive (loss)
Exchange differences arising from translating financial statements from functional to presentation currency	(2,788)	(1,016)
Total other comprehensive (loss)	(2,788)	(1,016)
Total comprehensive (loss)	$(5,988)	$(1,810)

Basic & diluted (loss) per share	$(0.19)	$(0.07)
Weighted average number of shares outstanding	16,479,750	11,398,000

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the three months ended March 31,
	2021	2020
Cash flows from operating activities
Net (loss)	$(3,200)	$(794)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	117	54
Non-cash operating lease expenses	52	33
Share-based compensation	190	132
Income on marketable securities	(388)	-
Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses and other receivables	245	1,853
(Decrease) increase in accounts payable trade	(101)	(99)
(Decrease) increase in accrued expenses and other liabilities	798	(395)
Operating lease liabilities	(53)	(30)
(Decrease) increase in related parties	-	25
Net cash (used in) provided by operating activities	(2,340)	779

Cash flows from investing activities
Purchase of property and equipment	(173)	(39)
Release (investment) in short-term bank deposits	9,113	(2,000)
Purchases of marketable securities	(69,755)	-
Proceeds from sales of marketable securities	1,226	-
Net cash used in investing activities	(59,589)	(2,039)

Cash flows from financing activities
Proceeds from issuance of shares and warrants net of $4,455 and $2,294 issuance expenses, respectively	53,174	22,456
Proceeds from exercise of warrants	7,702	-
Proceeds from exercise of options	40	-
Net cash provided by financing activities	60,916	22,456

Increase (decrease) in cash and cash equivalents	(1,013)	21,196
Cash and cash equivalents - beginning of period	7,012	5,524
Exchange rate differences on cash and cash equivalents	(599)	(1,053)
Cash and cash equivalents - end of period	$5,400	$25,667

Non-cash transactions:
Warrants issued in settlement of issuance costs to a placement agent	$2,095	$563

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash received for interest, net	$46	$42

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021 (UNAUDITED)

NOTE 1 - GENERAL

a.	Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel.

The Company is a clinical stage immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the certain diseases, which include solid tumors, sepsis, COVID-19, and others.

The AllocetraTM concept is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

Enlivex Therapeutics R&D Ltd. (“Enlivex R&D”, formerly known as Enlivex Therapeutics Ltd.) was incorporated in September 2005 under the laws of the State of Israel. On March 26, 2019, upon consummation of a merger transaction between the Parent and Enlivex R&D, pursuant to which a wholly owned subsidiary of the Parent merged with and into Enlivex R&D, the Parent changed its name to Enlivex Therapeutics Ltd.

In January 2015, Bioblast Pharma Inc. was established in the State of Delaware as a wholly owned subsidiary of the Parent. On July 1, 2020 Bioblast Pharma Inc changed its name to Enlivex Therapeutics Inc.

The Company’s ordinary shares, NIS 0.40 per share (“Ordinary Shares” or “ordinary shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and the Tel Aviv Stock Exchange.

b.	Financial Resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects its operations to continue to require cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has experienced net losses since its inception, and, as of March 31, 2021, had an accumulated deficit of $40,697.

During the first quarter of 2021 the Company raised a net aggregated amount of $53.2 million in cash in connection with the issuance and sale of 2,848,629 of its ordinary shares and an additional amount of $7.7 million from the exercise of 855,813 warrants and 13,435 options. However, the Company expects to continue to incur losses for at least the next several years and over that period the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay part of its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021 (UNAUDITED)

The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months from the filing of these financial statements on Form 6-K. The Company may determine, however, to raise additional capital during such period as its board of directors deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

In addition to the foregoing, based on the Company’s current assessment, the Company does not expect any material impact on its development timeline or its liquidity due to the worldwide spread of the COVID-19 virus. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, will depend on future developments that are highly uncertain as of the date of issuance of these unaudited condensed consolidated financial statements. Actual results could differ from the Company’s estimates.

NOTE 2 –SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

These unaudited consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2020 Annual Report on Form 20-F, as filed with the SEC on April 30, 2021. The results of operations for these interim periods are not necessarily indicative of the operating results for any future period. The December 31, 2020 financial information has been derived from the Company’s audited financial statements.

Use of Estimates

The preparation of interim financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts in the consolidated balance sheets and statements of operations, it also requires that management exercise its judgment in applying the Company’s accounting policies. On an ongoing basis, management evaluates its estimates, including estimates related to its stock-based compensation expense, and implicit interest rate on new lease liabilities. Significant estimates in these interim financial statements include estimates made for accrued research and development expenses, stock-based compensation expenses.

Functional Currency and Translation to The Reporting Currency

The functional currency of the Company is the New Israeli Shekel (“NIS”), which is the local currency in which it operates. The financial statements of the Company were translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.  Accordingly, assets and liabilities were translated from NIS to U.S. dollars using period -end exchange rates, equity items were translated at the exchange rates of the date of the equity transaction, and income and expense items were translated at average exchange rates during the period.

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is other than the U.S. dollar) are reported in other comprehensive income (loss) and are reflected in equity, under “accumulated other comprehensive income (loss)”.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021 (UNAUDITED)

Balances denominated in, or linked to foreign currencies are stated on the basis of the exchange rates prevailing at the balance sheet date.  For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used.  Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses as applicable.

1 U.S. $ = 3.334 NIS and 3.215 NIS as of March 31, 2021 and December 31, 2020, respectively.

The U.S. $ increased against the NIS 3.7% and 3.15% in the three months ended March 31, 2021 and 2020, respectively.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Recent Accounting Pronouncements

Effective January 1, 2021, the Company adopted ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 and simplifies the accounting for income taxes. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Effective January 1, 2021, the Company adopted ASU No. 2020-10, Codification Improvements, which amends a variety of topics in the Accounting Standards Codification to improve consistency and clarify guidance. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

There have been no other material changes to the significant accounting policies previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

Marketable Securities.

The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. The Company invests its excess cash primarily in mutual funds that are classified based on the nature of the securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in other income/(expense), net.

Net gain recognized on equity securities for the three months ended March 31, 2021 was $388 thousand of which $392 thousand were not realized.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021 (UNAUDITED)

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	March 31,	December 31[1],
(in thousands)	2021	2020

Cash held in banks	$4,089	$1,173
Bank deposits in U.S.$ (annual average interest rates 0% and 0.32%)	-	4,500
Total cash and cash equivalents	4,089	5,673
Cash held with respect to CVR Agreement	1,146	1,171
Short-term restricted cash	79	79
Long-term restricted cash	86	89
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$5,400	$7,012

NOTE 4 – SHORT TERM DEPOSITS

	March 31,	December 31,
(in thousands)	2021	2020

Bank deposits in U.S.$ (annual average interest rates 0.56% and 0.6%)	20,030	30,034
Total short-term deposits	$20,030	$30,034

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	March 31,	December 31,
(in thousands)	2021	2020

Cost:
Laboratory equipment	$1,360	$1,256
Computers	178	169
Office furniture & equipment	102	102
Leasehold improvements	690	712
Total cost	2,330	2,239

Accumulated depreciation:
Laboratory equipment	642	588
Computers	95	87
Office furniture & equipment	7	5
Leasehold improvements	103	78
Total accumulated depreciation	847	758
Depreciated cost	$1,483	$1,481

Depreciation expenses for the three months ended March 31, 2021 and 2020 were $117 thousands and $54 thousands, respectively.

NOTE 6 – OTHER ASSETS

	March 31,	December 31,
(in thousands)	2021	2020

Restricted cash	$86	$89
Long-term prepaid expenses	5	8
Right-of-Use assets, net	612	659
	$703	$756

1	Shouldn’t the “unaudited” title in the 3/31 column be deleted or otherwise added to the 12/31 column? The 12/31 numbers are derived from the audited figures, but they are not audited as presented here. Comment applies to all tables in which this appears.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021 (UNAUDITED)

NOTE 5 – ACCRUED EXPENSES AND OTHER LIABILITIES

	March 31,	December 31,
(in thousands)	2021	2020

Vacation, convalescence and bonus accruals	$393	$684
Employees and payroll related	662	352
Short term operating lease liabilities	205	203
Accrued expenses and other	2,155	1,499
	$3,415	$2,738

NOTE 6 – LEASES

The Company is a party to operating leases for its corporate offices, laboratory space and vehicles. The Company's operating leases have remaining lease terms of up to 4.5 years, some of which include options to extend the leases for up to five years.

	March 31,
(in thousands)	2021	2020

The components of lease expense were as follows:
Operating leases expenses	$70	$47
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$68	$44
Non-cash activity:
Right of use assets obtained in exchange for new operating lease liabilities	$28	$-

	March 31,	December 31,
(in thousands)	2021	2020
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$916	$920
Accumulated amortization	304	261
Operating lease Right-of-Use assets, net	$612	$659
Lease liabilities – current - Accounts payable and accrued liabilities	$205	$203
Lease liabilities – noncurrent - Other long-term liabilities	449	499
Total operating lease liabilities	$654	$702
Weighted average remaining lease term in years	3.39	3.64
Weighted average annual discount rate	11.9%	11.9%

Maturities of operating lease liabilities as of March 31, 2021, were as follows:
2021 (after March 31)	194
2022	241
2023	176
2024	92
2025	53
Total undiscounted lease liability	756
Less: Imputed interest	(102)
Present value of lease liabilities	$654

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021 (UNAUDITED)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is required to pay royalties to the State of Israel (represented by the Israeli Innovation Authority (the “IIA”)), computed on the basis of proceeds from the sale or license of products for which development was supported by IIA grants. In accordance with the terms of the financial participation, the IIA is entitled to royalties on the sale or license of any product for which development was supported with IIA participation. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at the LIBOR rate.

The gross amount of grants received by the Company from the IIA, including accrued ,interest as of March 31, 2021 was approximately $6.7 million. As of March 31, 2021, the Company had not paid any royalties to the IIA.

In January 2021, the Company submitted a new grant application to the IIA which was approved in May 2021 see Note 11

NOTE 8 – EQUITY

a.	On October 22, 2020, the Company entered into an at the market offering agreement (the “Sales Agreement”), pursuant to which the Company may, from time to time and at the Company’s option, issue and sell ordinary shares having an aggregate offering price of up to $25 million through a sales agent, subject to certain terms and conditions. All shares sold pursuant to the Sales Agreement were sold pursuant to the Company’s effective shelf registration statement on Form F-3. The Company must pay the sales agent a cash commission of 3% of the gross proceeds of the sale of any shares sold through the sales agent under the Sales Agreement. Between February 5, 2021 and February 9, 2021, the Company received gross proceeds of $6,339,095 from the sale of 284,317 ordinary shares at an average gross price per share of $22.29 under the Sales Agreement. Issuance expenses totaled $192 thousand.

On February 9, 2021, the Company terminated the prospectus supplement related to the offer and sale of ordinary shares under the Sales Agreement, but the Sales Agreement remains in full force and effect. To that date, the Company had sold an aggregate of 476,983 ordinary shares under the Sales Agreement, having a gross aggregate offering price of $8,557,437 at a gross average price per share of $17.94. Until such time as the Company files with the SEC a new registration statement on Form F-3 and such registration statement becomes effective, the Company may not offer and sell any additional ordinary shares under the Sales Agreement.

b.	On February 9, 2021, the Company entered into an amended and restated underwriting agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) with respect to the offer, issuance and sale (the “Offering”) of an aggregate of 2,296,107 ordinary shares, together with an option granted to Wainwright to purchase up to 344,416 additional ordinary shares. The ordinary shares were offered to the public at a price of $20 per share.

The Offering closed on February 12, 2021, on which date the Company completed the issuance of 2,296,107 ordinary shares to Wainwright at a price, including the underwriting discount but before other associated fees, of $18.60 per ordinary share, as set forth in the Underwriting Agreement.

On February 17, 2021, Wainwright exercised in part its option to purchase additional ordinary shares and purchased 268,205 ordinary shares at a price, including the underwriting discount but before other associated fees, of $18.60 per share, as set forth in the Underwriting Agreement.

In accordance with the Underwriting Agreement, the Company paid Wainwright underwriting discounts and commissions equal to 7% of the gross proceeds received by the Company from the sale of the ordinary shares in the Offering, as well as a management fee equal to 1% of the gross proceeds received by the Company from the sale of the ordinary shares in the Offering. In addition, the Company issued to Wainwright 179,501 warrants to purchase ordinary shares of the Company (the “Underwriter Warrants”). The Underwriter Warrants are exercisable for five years from commencement of the Offering and have an exercise price of $25 per ordinary share, subject to customary adjustments as provided in the Underwriter Warrants. The Company has also paid Wainwright approximately $126,000 for various expenses.

The placement agent warrants were valued at $2,095 thousand using a Black-Scholes model with the following assumptions: estimated weighted average volatility 78.4%; weighted average risk-free interest rate of 0.5%; no dividend; and a weighted average contractual life of 5 years.

The net proceeds from the Offering were $47,023 thousand after deducting Wainwright’s fees and other expenses relating to the Offering.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021 (UNAUDITED)

c.	During February 2021, 855,813 warrants were exercised for an aggregate of 855,813 ordinary shares, which provided the Company with aggregate gross proceeds of $7.7 million.

All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

	Number of Warrants	Exercise price per share	Issuance date	Expiration date
Outstanding January 1, 2021	1,407,683
Issued to placement agent	179,501	$25
Exercised	(855,813)	$9
Outstanding March 31, 2021	731,371

Comprised as follows:
	27,016	$180	March 22, 2016	September 22, 2021
	22,750	$10	February 26, 2020	February 24, 2025
	455,937	$9	March 5, 2020	March 5, 2022
	46,167	$10	March 4, 2020	March 4, 2022
	160,727	$25	February 12, 2021	February 9, 2026
	18,774	$25	February 17, 2021	February 9, 2026
	731,371

NOTE 9 – SHARE-BASED COMPENSATION

a)	As of March 31, 2021, 2,350,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan, of which 129,757 shares were available for future grant. In addition, the Company has an obligation to grant to its Executive Chairman, in the aggregate, 250,000 options, with vesting schedule of straight-line over four years and an exercise price of $12.22, and this grant is expected to be delivered to the Executive Chairman during the second quarter of 2021.

b)	The following table contains information concerning options granted under the existing equity incentive plans:

	Three months ended March 31,
	2021		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	1,884,420	$5.52	1,625,042	$5.72
Granted (Restricted shares )	-	$-	70,000	$4.68
Forfeited and expired	(500)	$4.68	(364)	$8.15
Exercised	(13,435)	$2.94	-	$-
Outstanding at end of period	1,870,485	$5.54	1,694,678	$5.63
Exercisable at end of period	1,326,322	$5.19	1,119,473	$3.93

Non-vested at beginning of period	601,227	$5.93	526,351	$7.03
Granted	-	$-	70,000	$4.68
Vested	(56,564)	$4.85	(21,146)	$6.03
Forfeited	(500)	$4.68	-	$-
Non-vested at the end of period	544,163	$6.04	575,205	$7.05

During the three months ended March 31, 2021 and 2020, the Company recognized $175 thousand and $132 thousand, respectively, of share-based compensation expenses related to stock options. As of March 31, 2021, the total unrecognized estimated compensation cost related to outstanding non-vested stock options was $1,389 thousand which is expected to be recognized over a weighted average period of 1.75 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021 (UNAUDITED)

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding at March 31, 2021:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
			(in thousands)
$2.69	673,525	4.26	$5,658	673,525
$3.66	250,000	9.09	1,857	76,389
$4.68	62,500	9.00	401	15,625
$6.22	658,893	6.80	3,206	498,043
$8.19	150,000	8.63	435	37,500
$9.02	40,500	9.63	84	-
$10.12	12,126	7.68	12	7,274
$12.21	2,421	7.99	-	1,211
$21.4	5,020	8.32	-	1,255
$90.16	15,500	0.40	-	15,500
	1,870,485		$11,653	1,326,322

d)	The following table contains information concerning restricted stock units granted under the existing equity incentive plans:

	Three months ended March 31,
	2021		2020
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	-	$-	-	$-
Granted	48,375	$14.67	-	$-
Vested	-	$-		$-
Forfeited	-	$-	-	$-
Nonvested at end of period	48,375	$14.67	-	$-

The Company estimates the fair value of restricted stock units based on the closing sales price of the Company’s ordinary shares on the date of grant (or the closing bid price, if no sales were reported). During the three months ended March 31, 2021 and 2020, the Company recognized $15 thousand and $0, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of March 31, 2021 was $688 thousand, which is expected to be recognized over a weighted average period of 3.9 years.

e)	The following table summarizes share-based compensation expenses related to grants under the existing equity incentive plans included in the statements of operations:

	Three months ended March 31,
(in thousands)	2021	2020
Research & development	$88	$96
General & administrative	102	36
Total	$190	$132

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021 (UNAUDITED)

NOTE 10 – FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of March 31, 2021 and December 31, 2020:

(in thousands)	March 31, 2021
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$4,089	$4,089	$-	$-
Short term deposits	20,030	20,030
Marketable securities	67,547	67,547
Restricted cash	165	165	-	-
Cash held with respect to CVR Agreement	1,146	1,146	-	-
Total financial assets	$92,977	$92,977	$-	$-

(in thousands)	December 31, 2020
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$5,673	$5,673	$-	$-
Short term deposits	30,034	30,034	-	-
Cash held with respect to CVR Agreement	1,171	1,171	-	-
Restricted cash	168	168	-	-
Total financial assets	$37,046	$37,046	$-	$-

NOTE 11 – EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following subsequent event necessitates disclosure:

In January 2021, the Company submitted a new non-dilutive grant application to the IIA for reimbursement by the IIA of certain expenses associated with its clinical development program of prevention of cytokine storms and organ dysfunction associated with Sepsis for a period commencing January 1, 2021 and ending December 31, 2021 (the “2021 Sepsis Grant Application”). In May 2021 the IIA approved the 2021 Sepsis Grant Application in the total amount of NIS 3.8 million ($1.13 million).